Perpetua Resources Corp.

405 S. 8th Street

Boise, ID, 83702

October 31, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Irene Barberena-Meissner, Staff Attorney;
Loan Lauren Nguyen, Legal Branch Chief

Re:	Acceleration Request of Perpetua Resources Corp. Registration Statement on Form S-3 (File No. 333-266071)

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Perpetua Resources Corp., a British Columbia corporation (the “Company”), hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., Eastern time, on November 2, 2022 or as soon thereafter as practicable.

Once the above-referenced Registration Statement has been declared effective, please orally confirm that event with our counsel, Vinson & Elkins L.L.P., by telephoning Shelley A. Barber or Scott D. Rubinsky, each of Vinson & Elkins L.L.P., at (212) 237-0022 and (713) 758-3287, respectively. The Company hereby authorizes each of Shelley A. Barber and Scott D. Rubinsky, counsel to the Company, to orally modify or withdraw this request for acceleration.

Thank you for your attention to this matter.

[Signature page follows]

Very truly yours,

PERPETUA RESOURCES CORP.

By:	/s/ Jessica Largent
Name: Jessica Largent
Title: Chief Financial Officer

cc:	Shelley A. Barber, Vinson & Elkins L.L.P.

Scott D. Rubinsky, Vinson & Elkins L.L.P.